FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit (a)(2)(xxx)

SPECIAL GENERAL SHAREHOLDERS’ MEETING
SEPTEMBER 25, 2007 (IN FIRST CALL)
RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS, IN RELATION TO EACH ONE OF THE AGENDA ITEMS

Madrid, August 3, 2007

SPECIAL GENERAL MEETING
SEPTEMBER 25, 2007 (FIRST CALL)
RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS IN RELATION
TO EACH AGENDA ITEM

ONE.  Amendment of article 32 of the Corporate Bylaws (Limitation of voting rights).

a)	To amend the present article 32 (Limitation of voting rights) of the Corporate Bylaws, by re-wording it in the following terms:

Article 32: Voting rights
The shareholders shall be entitled to one vote for each share they own or represent, except for non-voting shares, which shall be governed by the provisions of article 8 of these Bylaws.

b)	This bylaw amendment shall be effective as from the time it is registered with the Mercantile Registry.

TWO.  Amendment of article 37 of the Corporate Bylaws (Number and types of Directors).

a)	To amend the present article 37 (Number and types of Directors) of the Corporate Bylaws, by re-wording it in the following terms:

Article 37: Number of Directors
The Board of Directors shall be formed by nine members minimum and fifteen maximum.  The General Meeting shall be responsible for both the appointment and the removal of the members of the Board of Directors.  The position of Director is eligible for resignation, revocation and re-election.

b)	This bylaw amendment shall be effective as from the time it is registered with the Mercantile Registry.

THREE.  Amendment of article 38 of the Corporate Bylaws (Term of office of Director).

a)	To amend the present article 38 (Term of Office) of the Corporate Bylaws, by re-wording it in the following terms:

Article 38: Term of Office of Director
The term of office of Directors shall be four years.  They may be re-elected for periods of like duration.  For the purpose of computing the term of office of the mandate of Directors, the year shall be deemed to begin and end on the date on which the Annual General Meeting is held, or the last day possible on which it should have been held.  If during the term to which the directors were appointed vacancies should take place, the Board may appoint, from among the shareholders, those persons to fill them until the first General Meeting meets.

Exhibit (a)(2)(xxx)

b)	This bylaw amendment shall be effective as from the time it is registered with the Mercantile Registry.

FOUR. Amendment of article 42 of the Corporate Bylaws (Incompatibilities of Directors).

a)	To amend the present article 42 (Incompatibilities) of the Corporate Bylaws, by re-wording it in the following terms:

Article 42: Incompatibilities of Directors
Those persons subject to the prohibitions of article 124 of the Spanish Corporations Law (Ley de Sociedades Anónimas) and other legal provisions may not be appointed as directors.

b)	This bylaw amendment shall be effective as from the time it is registered with the Mercantile Registry.

FIFTH. Authorization to the Board of Directors for the execution and implementation of the resolutions adopted by the General Meeting, as well as to substitute the authorities it receives from the General meeting, and granting of authorities for registration and processing of the said resolutions as a public instrument and for correction thereof, as appropriate.

"1.
To delegate to the Company’s Board of Directors the broadest authorities to adopt such resolutions as may be necessary or appropriate for the execution, implementation, effectiveness and successful conclusion of the General Meeting resolutions and, in particular, for the following acts, without limitation:

(i)
clarify, specify and complete the resolutions of this General Meeting and resolve such doubts or aspects as are presented, remedying and completing such defects or omissions as may prevent or impair the effectiveness or registration of the pertinent resolutions;

(ii)
execute such public and/or private documents and carry out such acts, legal businesses, contracts, declarations and transactions as may be necessary or appropriate for the execution and implementation of the resolutions adopted at this General Meeting; and

(iii)	delegate, in turn, to the Executive Committee or to one or more directors, who may act severally and indistinctly, the powers conferred in the preceding paragraphs.

2.
To empower the Chairman of the Board of Directors, Mr. Manuel Pizarro Moreno, the Chief Executive Officer (CEO) Mr. Rafael Miranda Robredo and the Secretary of the Board of Directors and Secretary General Mr. Salvador Montejo Velilla, in order that, any of them, indistinctly, may:

(i)
carry out such acts, legal businesses, contracts and transactions as may be appropriate in order to register the preceding resolutions with the Mercantile Registry, including, in particular, inter alia, the powers to appear before a Notary Public in order to execute the public deeds or notarial records which are necessary or appropriate for such purpose, to publish the pertinent legal notices and formalize any other public or private documents which may be necessary or appropriate for the registration of such resolutions, with the express power to remedy them, without altering their nature, scope or meaning; and

(ii)
appear before the competent administrative authorities, in particular, the Ministries of Economy and Finance and Industry, Tourism and Commerce, as well as before other authorities, administrations and institutions, especially the Spanish Securities Market Commission (“Comisión Nacional del Mercado de Valores”), the Securities Exchange Governing Companies and any other which may be competent in relation to any of the resolutions adopted, in order to carry out the necessary formalities and actions for the most complete implementation and effectiveness thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: August 7, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations